February 7, 2017

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-215267

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Please provide updated consents of the independent registered public accounting firms in the next amendment to your registration statement.

Answer to Comment 1: The Company acknowledges the Staff’s comment, and the Company has filed updated consents with the amended registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of Goods Sold, page 32

Comment 2: Your response to comment 2 indicates that you have addressed the computational errors and inconsistencies in your discussion of cost of goods sold. However, we continue to note certain computational errors and inconsistencies in your discussion of production costs. Please revise to address the following items:

●	As a percentage of sales, production costs, excluding depreciation and amortization should be 81.5% for the nine months ended December 31, 2015 (Successor) rather than for the year ended December 31, 2015.

●	As a percentage of sales, production costs, excluding depreciation and amortization should be 68.8% for the three months ended March 31, 2015 (Predecessor) rather than 98.7%.

February 7, 2017

Answer to Comment 2: The Company acknowledges the Staff’s comment, and the discussion on page 32 has been revised in response to the Staff’s comment.

Free Writing Prospectus filed January 31, 2017

Comment 3: We note that you filed free writing prospectuses on January 31, 2017. Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to this FWP, given that the prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it omits the volume or amount of shares being offered.

Answer to Comment 3: While we believe our use of the free writing prospectus was permissible, we have amended the Registration Statement to add a risk factor related to the contingent liability if the use of the free writing prospectus filed January 31, 2017 were to be challenged as a violation of Section 5 of the Securities Act. In addition, the Company intends to re-circulate a preliminary prospectus that contains the volume or amount of share being offered to each recipient of the free writing prospectus.

Comment 4: Please revise the consolidated YTD P&L information for New Age Beverage for 2015 and 2016 to clearly identify the periods this information is presented for and revise so that it is consistent with the historical financial statements included in your Form S-1 registration statement. If the information for the 2016 period is presented on a pro forma basis, please revise to clearly label it as pro forma financial information.

Answer to Comment 4: While the Company believes the presentation is consistent with the financial information in the S-1, the Company has determined to remove the slide described in Comment 4 and will file and re-circulate a revised free writing prospectus when it re-circulates a revised preliminary prospectus.

Respectfully submitted,

By:	/s/ Ken Bart
Ken Bart
Bart and Associates, LLC